

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

June 4, 2009

Via Facsimile and U.S. Mail

Daniel J. Warmenhoven
Chief Executive Officer
NetApp, Inc.
495 East Java Drive
Sunnyvale, CA 94089

> **RE:** **NetApp, Inc.**
> **Schedules TO-I and TO-I/A**
> **Filed May 22, 2009 and June 1, 2009**
> **File No. 5-48933**

Dear Mr. Warmenhoven:

   We have limited our review of the above listed filings to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filings listed above, unless otherwise indicated.

   The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A): Offer to Exchange
General

1.   In your response letter, tell us how you distributed the Offer to Exchange to your employees. Since the primary means of tendering is electronic, were the offer materials distributed only via e-mail? If so, explain why you believe this method of dissemination is appropriate under the circumstances of this Offer to Exchange, taking into consideration the characteristics of the subject security holders and your normal means of communicating with your employees. In describing the means of dissemination, explain how the link to the means of tender was provided in relation to the Offer to Exchange. That is, was there a means to ensure that eligible employees accessed the offer materials before being able to access the link to tender?

2.   Supplementally confirm that you have filed on EDGAR all of the information that appears on the website, and that you will continue to file all updated information if the website is changed.

3.   We note your disclosure throughout the document providing that you are not making the exchange offer in any jurisdiction where the offer is not permitted. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Conditions of the offer, page 47

4.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

5.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform

holders of Eligible Options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Extension of offer; termination; amendment, page 60

6. In the second paragraph of this section, you reserve the right to terminate or amend the exchange offer upon the occurrence of any of the events listed as offer conditions "by giving oral or written notice" to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (650-493-6811)
        Steven E. Bochner, Esq.
        Wilson Sonsini Goodrich & Rosati